SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2008

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F ☒   Form 40-F ?


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes ?   No ☒


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated May 6, 2008, entitled "CHANGES TO THE BOARD OF DIRECTORS."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 7, 2008   By: /s/ Themba Gwebu
                                         Name: Themba Gwebu
                                         Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN : ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("DRDGOLD" or "the Company")

Changes to the board of directors

In compliance with Rule 3.59 of the JSE Limited Listings Requirements, DRDGOLD announces that, with effect from Monday 5 May 2008, Craig Barnes has been appointed Executive Director and Chief Financial Officer of the Company and Kobus Dissel has resigned as an Alternate Director. Mr Dissel will continue to serve the Company as the Financial Manager: Corporate Services.

Randburg
6 May 2008

Sponsor
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